SECUI 08026464 MISSION

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-40985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNBS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7200 West 132nd Street, Suite 240
(No. and Street)

Overland Park, KS 66213
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas P. Richardson (913) 402-2631
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

4801 Main Street, Suite 400 Kansas City, Missouri 64112
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section FEB 28 2008 Washington, DC 101

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Douglas P. Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNBS, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

Douglas P. Richardson
Signature

Executive VP/CFO
Title

Cindy A. Mead
Notary Public

CINDY A. MEAD
Notary Public – State of Kansas
My Appt. Expires 11-01-10

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
CNBS, LLC
Overland Park, Kansas

We have audited the accompanying statement of financial condition of CNBS, LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CNBS, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Kansas City, Missouri
February 14, 2008

CNBS, LLC

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	1,588,310
Receivables		
Clients		38,651
Accrued interest and other		9,945
Total receivables		48,596
Deferred compensation plan trust, at market value		638,775
Securities owned, at market value		854,687
Fixed assets, at cost, net of accumulated depreciation (Note 3)		48,163
Other assets		116,548
Total assets	$	3,295,079
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	89,821
Deferred compensation plan (Note 5)		611,785
Total liabilities		701,606
Members' equity		2,593,473
Total liabilities and members' equity	$	3,295,079

See Notes to Financial Statement.

Note 1. Nature of Operations

CNBS, LLC ("the Company") is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly National Association of Securities Dealers (NASD), and the Municipal Securities Rulemaking Board (MSRB). The Company provides fixed income securities transaction and investment advisory services to domestic financial and other institutional investors.

Note 2. Summary of Significant Accounting Policies

Security transactions: Securities transactions are recorded on a settlement date basis, generally within three business days after trade date, with related transaction revenue recorded on a settlement date basis, which approximates trade date. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered. The failed security transactions are recorded as receivables from and payables to broker-dealers and clients on the Statement of Financial Condition.

Securities owned are valued at market. Securities owned as of December 31, 2007 consist of equity mutual funds and government agency securities.

Fixed assets: Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to five years.

Income taxes: The Company is a limited liability company whereby income/loss passes through to the members and is taxed at their respective rates.

Use of estimates: The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash equivalents: The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2007, cash equivalents consist of money market accounts.

Accounts receivable: Accounts receivable are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client.

Note 2. Summary of Significant Accounting Policies (Continued)

New accounting pronouncements: In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2007. The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. The adoption of FIN 48 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement does not require any new fair value measurements, but rather it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of this Statement will have a material impact on its financial position.

In February 2007, FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*, which provides all entities, including not-for-profit organizations, with an option to report selected financial assets and liabilities at fair value. The objective of the Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. Certain specified items are eligible for the irrevocable fair value measurement option as established by Statement No. 159. Statement No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company does not expect that the adoption of this Statement will have a material impact on its financial position.

Note 3. Fixed Assets

The major categories of fixed assets and accumulated depreciation at December 31, 2007 are summarized as follows:

Computer hardware and software	$ 584,453
Furniture and equipment	152,147
Total fixed assets	736,600
Accumulated depreciation	(688,437)
Fixed assets, net	$ 48,163

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debits. At December 31, 2007, the Company had net capital of $1,874,795, which was $1,624,795 in excess of its required net capital of $250,000.

Note 5. Deferred Compensation Plan

The Company has a deferred compensation agreement with its President that provides for annual payments beginning in 2012 for ten years. The Company accrues the present value of the total estimated deferred compensation using the straight-line method over the remaining years to the full eligibility date.

The Company has established a trust for the purpose of funding future obligations under the deferred compensation agreement. The trust as of December 31, 2007 consisted primarily of mutual funds and is valued at market value. These funds are to be used exclusively for the purpose of the deferred compensation agreement, subject to claims of general creditors in the event of insolvency. During the year ended December 31, 2007, the Company made contributions to the trust in the amount of $100,901.

Note 6. Concentration of Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2007 is not expected to have a material adverse effect on the financial condition of the Company.

As a securities broker-dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair counterparty's ability to satisfy its obligations to the Company.

At December 31, 2007, the Company's cash accounts exceeded federally insured limits by approximately $1,251,000. Cash of $50,087 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. Segregated cash is included in cash and cash equivalents presented on the Statement of Financial Condition as of December 31, 2007.

Note 7. Commitments

As a source of liquidity, the Company has entered into an arrangement with an independent financial institution whereby the institution will extend credit to the Company in an amount up to $4 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest as determined by the lender and, unless otherwise requested by the Company, be for a period of one day. As of December 31, 2007, there were no amounts outstanding under this facility. During 2007 the Company did not access the line of credit.

Additionally, the Company has entered into Master Repurchase Agreements with different financial institutions whereby the Company may sell securities to the financial institution under an agreement to repurchase substantially the same securities at a later date. As of December 31, 2007, no amounts were outstanding under this facility. During 2007, the Company conducted two transactions at an average balance of approximately $2,844,000, under these agreements.

END